

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Mario Moreno Cortez
Coordinator of Finance
GROUP SIMEC SA DE CV
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

> **Re: GROUP SIMEC SA DE CV**
> **Form 6-K filed October 28, 2020**
> **Form 20-F for the year ended December 31, 2019**
> **Filed June 5, 2020**
> **File No. 1-11176**

Dear Mr. Cortez:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 6-K filed October 28, 2020

Exhibit 99.1

1.   We note your disclosures of EBITDA in quarterly presentations. Please revise future filings to include reconciliations of EBITDA to the most comparable IFRS measure (net income (loss)).

Form 20-F for the year ended December 31, 2019

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
B. Management's Report on Internal Control over Financial Reporting, page 96

2. We note under Disclosure Controls and Procedures you state "Our principal executive officer (CEO) and our principal financial officer (CFO), **after evaluating the effectiveness of our disclosure controls and procedures** (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, **have concluded that, as of such date, our internal control over financial reporting was effective**". We also note under Internal Control over Financial Reporting you did not provide an assessment from management as to the effectiveness of internal control over financial reporting as of December 31, 2019. Please be advised, as required by Item 15(a) and Item 15(b)(3) of Form 20-F -K, management is required to provide separate conclusions as to the effectiveness of Disclosure Controls and Procedures and the effectiveness of Internal Control over Financial Reporting as of December 31, 2019. Please amend your Form 20-F to clarify your disclosures and to fully comply with the requirements of Item 15 of Form 20-F.

D. Changes in Internal Control Over Financial Reporting, page 97

3. We note under Changes in Internal Control over Financial Reporting you state "As of December 31, 2019, management of the Company believes it has complied with the remediation plans identified in the Annual Report on Form 20-F for the year ended December 31, 2018, and the Company has completed the process of implementing mitigating control measures to remedy in full the material weaknesses and significant deficiencies identified". However, we also note you state "There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting". It is not clear to us how these two statements can both be accurate. To the extent remediation plans were completed and implemented, it appears to us this would indicate changes did occur. In addition, we note your disclosure on page F-46 that indicates remediation efforts continue. Please clarify and correct these disclosures and ensure you fully comply with Item 15(d) of Form 20-F.

Consolidated Financial Statements
Consolidated Statements of Changes in Equity, page F-6

4. Please present statements of changes in equity for each year in the three years ended December 31, 2019 as required by Items 8 and 18 of Form 20-F.

Notes to the Financial Statements
4. Basis of preparation and presentation of the consolidated financial statements
e. Inventories and cost of sales, page F-15

5.   We note the value of your coke inventory declined year over year based on the price per metric ton. Please disclose here or under critical accounting policies the methods and sources you use to determine the value of your coke inventory.

15. Income Taxes, page F-34

6.   Given the substantial fluctuation in your effective income tax rate, please provide a more robust explanation of the specific factors that contributed to variations. In this regard, please clarify your disclosure that 2019 includes taxes and expenses "which are covered by various companies of the Group and are derived by agreements between the companies and SAT during 2019". Please more fully address if and how these agreements are related to the tax audits disclosed in note 23(l) and more fully explain the current status of the tax audits, including the amount and expected timing of any reasonably possible additional losses.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing